Exhibit 22

List of Guarantors and Subsidiary Issuers of Guaranteed Securities

The following is a list of guarantors of debt securities issued by Leidos Holdings, Inc. (the “Company”).

Subsidiary Guarantors	Guaranteed Securities
Leidos, Inc.	5.950% Notes due 2040

The subsidiaries of the Company identified in the table below have issued the debt securities listed opposite each such subsidiary issuer. The Company has fully and unconditionally guaranteed all such securities.

Subsidiary Issuers	Guaranteed Securities
Leidos, Inc.	2.950% Notes due 2023 3.625% Notes due 2025 4.375% Notes due 2030 2.300% Notes due 2031 7.125% Notes due 2032 5.500% Notes due 2033